UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Edenor S.A – Earnings Release 2Q22	1

Results for the second quarter 2022

Ticker: EDN

Ratio: 20 Class B shares = 1 ADR

Number of Shares net of Treasury Shares:

875,3 million Shares | 43,8 million ADRs

Total Shares:

906,5 million Shares | 45,3 million ADRs

Market Capitalization:

AR$ 88,845 billion | $ 315,115 million

Investor Relations Contacts: Germán Ranftl Chief Financial Officer Silvana Coria Investor Relations Manager
ir.edenor.com | investor@edenor.com Tel: +54 (11) 4346 -5511

Buenos Aires, Argentina, August 12th, 2022. Empresa Distribuidora y Comercializadora Norte S.A. (NYSE / BYMA: EDN) (“edenor” or “the Company”), Argentina’s largest electricity distributor both in terms of number of customers and energy sales, informs its results for the second quarter of 2022. All figures are stated in Argentine Pesos on a constant currency basis, and the information has been prepared in accordance with International Financial Reporting Standards (“IFRS”), except for what is expressly indicated in the Income Statement, which is expressed at historical values.

Webcast Information

On Monday, August 8th, 2022, at 3 p.m Buenos Aires / 2 p.m Nueva York time, there will be a webcast to analyze edenor’s 2Q22 results. Such presentation will be given by German Ranftl, edenor’s Chief Financial Officer.

Those interested in participating in the webcast are required to register by clicking here.

Questions will be answered exclusively through the webcast system.

[1] Market Price as of August 04, 2022, AR$ 101,5 per share and $ 7,2 per ADR

Edenor S.A – Earnings Release 2Q22	2

SUMMARY OF RESULTS FOR THE SECOND QUARTER 2022

Edenor has operative losses buy was able to maintain its quality service.

In millon of Pesos	6 Months			2Q
in constant purchising power	2022	2021	Δ%	2022	2021	Δ%
Revenue from sales	72,426	77,443	(6%)	36,729	39,155	(6%)
Adjusted	(3,968)	3,945	(201%)	(5,503)	2,239	(346%)
Net income	(9,859)	(19,113)	(48%)	(6,549)	(17,920)	(63%)
Capital expenditures	8,655	10,131	(15%)	5,772	6,023	(4%)

Revenues from sales decreased by 6%, reaching AR$ 36,729 million in 2Q22 in real terms. This was mainly due to the delay in the tariff adjustments, inflation and increased operating costs.

EBITDA had a negative result of AR$ 5,503 million. During the first 6 months of 2022, it accumulates a negative result of ARS 3,945 million. The difference can be explained by a decrease in sales revenues, due to tariff freeze, an increase in operating costs, partially offset by an improvement in energy losses.

Net results accumulated losses for AR$ 6,549 million in 2Q22, reducing losses by AR$ 11,371 million compared to the same period of last year.

During the second quarter of the year, there was a higher loss in the operating income, higher financial losses mainly due to the deferral of the payment of obligations with the Wholesale Electricity Market and a positive result for exposure to changes in purchasing power (RECPAM) compared to the same period in 2021.

During the first six months of 2022, investments reached AR$ 8,655 million. They were reduced by 15% in real terms compared to those made during the same period in 2021.

At the end of June 2022, collection of trade receivables was 98%, the defaulting balance amounted to 9,023 million pesos, and general customer satisfaction was 86%.

Edenor S.A – Earnings Release 2Q22	3

REGULATORY FRAMEWORK

As of June 1, 2022, it applied the update of the Seasonal Price of Energy (PEST) and instructed Edenor to carry out the corresponding adjustment of the tariff table. The rates had an average increase with respect to the previous rate table of 14% in the residential category and 15% in the general category.

As of June 2022, a subsidy segmentation regime for residential users of electricity and gas public services, with the aim of achieving reasonable energy values that can be applied with criteria of justice and distributive equity.

The segmentation system is made up of the following Levels: Level 1- higher income, Level 2- lower income and Level 3 - average income. Users that integrate levels 2 and 3 will not have new increases in invoices for the year 2022, while those included in the Level 1 segment will pay the full cost gradually and in bimonthly thirds, so that, at the end of the current year, are paying the full cost of the energy billed to them.

RATINGS

In May 2022, credit rating agencies S&P and Moody´s updated edenor's ratings.

•	S&P Global confirmed the institutional rating of the Company, as well as the ratings of the Global Program of Corporate Bonds for up to USD 600 million and Class 9 Senior Notes (raCCC+) changing the Creditwatch from Special Review with Positive Implications to Special Review with Development implications.
•	Moody's affirmed the issuer rating in local currency at BBB+.ar with a negative outlook and confirmed the issuer rating in foreign currency and of the Senior Notes due in 2025 at BBB.ar with a negative outlook.
•	Moody´s Local Argentina lowered the classification of Class 9 Senior Notes to BB+.ar, maintaining the downward review.

This is the summary of the ratings:

Edenor S.A – Earnings Release 2Q22	4

MAIN RESULTS FOR THE SECOND QUARTER 2022

In millon of Pesos	6 Months			2Q
in constant purchising power	2022	2021	Δ%	2022	2021	Δ%
Revenue from sales	72,426	77,443	(6%)	36,729	39,155	(6%)
Energy purchases	(48,214)	(48,549)	(1%)	(27,103)	(25,334)	7%
Gross margin	24,212	28,894	(16%)	9,626	13,821	(30%)
Operating expenses	(34,202)	(32,217)	6%	(17,962)	(15,882)	13%
Other operating expenses	(691)	621	(211%)	(536)	983	(155%)
Net operating income	(10,681)	(2,702)	295%	(8,872)	(1,078)	723%
Financial Results, net	(25,637)	(15,610)	64%	(14,075)	(7,707)	83%
RECPAM*	30,819	18,846	64%	16,984	8,980	89%
Income Tax	(4,360)	(19,647)	(78%)	(586)	(18,115)	(97%)
Net income	(9,859)	(19,113)	(48%)	(6,549)	(17,920)	(63%)

Revenues from sales

Revenues from sales decreased by 6% to AR$ 36,729 million in 2Q22, against AR$ 39,155 million in 2Q21. This is mainly due to the delay in the tariff adjustment in an inflationary context partially offset by the volume levels of energy sold increased.

Energy purchases

Energy purchases decreased by 7% to AR$ 27,103 million in 2Q22, against AR$ 25,334 million for the same period in 2021. In turn, the reference seasonal price for residential customers is still subsidized by the Federal Government, where the subsidy reached 70% of the system’s actual generation cost in the second quarter of 2022, while large users receive no subsidy in the energy price.

Gross Margin

The gross margin corresponding to 2Q22 was AR$ 9,626 million, which represents a fall of 30% compared to the same period of the previous year. The gross margin accumulated as of 06/30/2022 was ARS 24,212 million, which represents a fall of 16% compared to the same period of the previous year.

By means of Resolution No. RESOL-2022-405-APN-SE, the ENRE applied the update of the seasonal price of energy (PEST, in Spanish), which is effective as of June 1, 2022, and instructed Edenor to make the corresponding adjustment of the tariff scheme, where it was established that the tariffs would have an average increase with respect to the previous tariff scheme of 14% in the residential category and 15% in the general category.

Edenor S.A – Earnings Release 2Q22	5

	6 Months 2022			6 Months 2021			Variation
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	5,193	45.6%	2,871,716	4,844	45.4%	2,812,932	7.2%	2.1%
Small commercial	1,023	9.0%	340,678	903	8.5%	331,965	13.3%	2.6%
Medium commercial	759	6.7%	30,807	711	6.7%	30,919	6.8%	(0.4%)
Industrial	1,848	16.2%	6,943	1,714	16.1%	6,862	7.8%	1.2%
Wheeling System	1,890	16.6%	683	1,846	17.3%	686	2.4%	(0.4%)
Others
Public lighting	324	2.8%	21	339	3.2%	21	(4.2%)	0.0%
Shantytowns and others	352	3.1%	562	317	3.0%	537	10.9%	4.7%
Total	11,389	100%	3,251,410	10,675	100%	3,183,922	6.7%	2.1%

	2Q 2022			2Q 2021			Variation
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	2,837	47.9%	2,871,716	2,578	47.2%	2,812,932	10.1%	2.1%
Small commercial	487	8.2%	340,678	447	8.2%	331,965	9.0%	2.6%
Medium commercial	368	6.2%	30,807	338	6.2%	30,919	8.8%	(0.4%)
Industrial	911	15.4%	6,943	834	15.3%	6,862	9.3%	1.2%
Wheeling System	934	15.8%	683	896	16.4%	686	4.1%	(0.4%)
Others
Public lighting	178	3.0%	21	189	3.5%	21	(5.8%)	0.0%
Shantytowns and others	205	3.5%	562	182	3.3%	537	12.8%	4.7%
Total	5,919	100%	3,251,410	5,463	100%	3,183,922	8.3%	2.1%

* 561.090 customers benefit from Social Tariff

Volume of Energy Sales

The volume of energy sales increased by 8.3%, reaching 5,919 GWh in 2Q22, against 5,463 GWh for the same period of 2021.

Furthermore, edenor’s customer base rose by 2.1% compared to the same period of the previous year, reaching more than 3.2 million of customers, mainly on account of the increase in residential customers and small commercials as a result of the market discipline actions and the installation of 6,416 integrated energy meters during the last quarter that were mainly intended for the regularization of clandestine connections.

Given the tariff delay, our income was highly committed. For these reasons, we have seen the need to partially defer payments to CAMMESA for the energy acquired in the Wholesale Electricity Market as from maturities taking place in March 2020. These obligations have been partially regularized; however, as of June 30, 2022, the overdue principal balance accumulated is ARS 38,937 million, plus interest and penalties in the sum of ARS 40,372 million.

As regards the treatment of the debt accumulated, Decree 88/2022 extended until December 31, 2022 the implementation of the "Special Regime for the Regularization of Obligations" for the debts maintained by the electricity distributors with CAMMESA, and the "Special Regime of Credits” established by the Secretariat of Energy within the framework of Section 87 of Law No. 27.591 and Resolutions No. 40/21 and 371/21.

Edenor S.A – Earnings Release 2Q22	6

Operating Expenses

In million of pesos	6 Months			2Q
in constant purchising power	2022	2021	Δ%	2022	2021	Δ%
Salaries, social security taxes	(10,916)	(10,547)	3%	(6,145)	(5,768)	7%
Pensions Plans	(569)	(739)	(23%)	(284)	(381)	(25%)
Communications expenses	(544)	(594)	(8%)	(333)	(335)	(0%)
Allowance for the imp. of trade and other receivables	(1,085)	(1,738)	(38%)	(664)	(626)	6%
Supplies consumption	(1,564)	(1,493)	5%	(910)	(896)	2%
Leases and insurance	(415)	(340)	22%	(237)	(170)	39%
Security service	(420)	(404)	4%	(198)	(219)	(10%)
Fees and remuneration for services	(8,238)	(7,199)	14%	(5,225)	(4,108)	27%
Amortization of assets by right of use	(350)	(453)	(23%)	(192)	(259)	(26%)
Public relations and marketing	(41)	(8)	413%	174	(3)	(6708%)
Advertising and sponsorship	(21)	(4)	425%	90	(2)	(4939%)
Depreciation of property, plant and equipment	(6,363)	(6,194)	3%	(3,440)	(3,355)	3%
Directors and Sup. Committee members’ fees	(10)	(29)	(66%)	2	(15)	(112%)
ENRE penalties	(2,453)	(1,321)	86%	(1,291)	(523)	147%
Taxes and charges	(1,195)	(1,127)	6%	(684)	(608)	12%
Other	(17)	(26)	(35%)	(9)	(6)	70%
Total	(34,202)	(32,217)	6%	(19,349)	(17,276)	12%

Operating expenses increased by 12%, reaching AR$ 19,349 million during the first six months in 2Q22, against AR$ 17,276 million in 2Q21. This can be explained by the increase in the energy prices.

Financial Results

Financial results experienced a decrease in the amount of AR$ 14,075 million in 2Q 2022, which represented an increase of 83%. This difference is mainly due to higher interest accrued on the debt incurred with CAMMESA.

Net Income

Net income decreased by 63%, totaling AR$ 6,549 million in 2Q22, against AR$ 17,920 million for the same period in 2021. There was a higher loss in the operating income, higher financial charges due to the deferral of the payment of obligations with the Wholesale Electricity Market and a higher positive result for exposure to changes in purchasing power (RECPAM).

EBITDA

In millon of Pesos	6 Months			2Q
in constant purchising power	2022	2021	Δ%	2022	2021	Δ%
Net operating income	(10,681)	(2,702)	295%	(8,872)	(1,078)	723%
Depreciation of property, plant and equipment	6,713	6,647	1%	3,369	3,317	2%
EBITDA	(3,968)	3,945	(201%)	(5,503)	2,239	(346%)

EBITDA showed a decrease of 346% in 2Q22, and a decrease of 201% in the accumulated figure of 6 months, compared to the same period of the previous year. This difference is mainly due to the increase in operating costs, where the decrease in gross margin due to the decrease in unrecognized losses and the increase in seasonal prices were not proportional to the increase in VAD.

Edenor S.A – Earnings Release 2Q22	7

Capital Expenditures

During the first six months of 2022, edenor´s capital expenditures totaled AR$ 8,655 million, against AR$ 10,131 million in 2Q21, a decrease of 15% in real terms compared to the same period of the previous year.

Investments in 2Q2022 were as follows:

•	ARS 674 million in new connections;
•	ARS 1638 million in grid enhancements;
•	ARS 1329 million in maintenance;
•	ARS 52 million in legal requirements;
•	ARS 217 million in communications and telecontrol;
•	ARS 582 million in other investment projects

This year, we plan to carry out the following works:

-	Renewal of 220/132 kV Transformer - MALAVER 300 MVA - To be put into operation in October 2022.

-	New Substation ORO VERDE 80 MVA - To be put into operation in November 2022.

-	Electroduct MATHEU-TALAR in Substation BENAVIDEZ - 0,5 km - To be put into operation in October 2022.

-	Electroduct ORO VERDE - 4 km - To be put into operation in November 2022.

-	Renewal of cables 115/116 Substation PUERTO NUEVO-PI SALGUERO - 4 km - To be put into operation in December 2022.

Service Quality Standards

The investment plan executed in recent years continues to show results that are reflected in a continuous improvement in the quality of service, by reducing the duration and frequency of outages since 2014, and thus exceeding the established regulatory requirements.

Edenor S.A – Earnings Release 2Q22	8

Quality standards are measured based on the duration and frequency of service outages using SAIDI and SAIFI indicators. SAIDI refers to the duration of outages and measures the number of outage hours a user experiences per year. SAIFI refers to the frequency of outages and measures the number of times a user experiences an outage during a year.

At the closing of the second quarter of 2022, SAIDI and SAIFI indicators for the last 12 months were 10,0 hours and 4,0 outages on average per client per year, evidencing a 16% and 8% improvement, respectively, compared to the same period of the previous year. This recovery in service levels is mainly due to the investment plan devised by the Company since 2014, the different improvements implemented in the operating processes, and the adoption of technology applied to the grid´s operation and management.

SAIDI

SAIFI

Edenor S.A – Earnings Release 2Q22	9

Energy Losses

In 2Q22, energy losses experienced a 17.6% decrease, against 18.3% for the same period of the previous year.

The works of multidisciplinary teams to develop new solutions to energy losses continued, as well as Market Discipline (DIME) actions aiming to reduce them. Analytical and artificial intelligence tools were used to enhance effectiveness in the routing of inspections, and DIME actions continued with the objective of detecting and normalizing irregular connections, fraud and energy theft.

In addition, during the three-month period from April to June 2022, 82,058 inspections of Tariff 1 (Residential and General users) were conducted with a 60.6 % efficiency, while for the same period of the previous year 124,174 inspections had been conducted with a 52,2% efficiency. Moreover, 6,416 Integrated Energy Meters (MIDE) were installed during 2022.

Regarding the recovery of energy, besides the normalization of customers with MIDE meters, clandestine customers with conventional meters were also put back to normal. Moreover, a new energy balance system was implemented, as well as the development of micro-balances in private neighborhoods. In all cases, a rate of recidivism in fraud has been observed.

Energy Losses

Indebtedness

As of June 30, 2022, the outstanding principal of our dollar-denominated financial debt amounts to $ 78 million, whereas the cash position net of financial debt amounts to $ -154 million. The financial debt consists exclusively of Senior Notes maturing in October 2022 and May 2025. The Company has restrictions on its ability to borrow in accordance with the terms and conditions of the Class 9 Negotiable Obligations due 2022 and the Class 1 Negotiable Obligations due 2025.

It is indicated therein that the Company may not incur new Indebtedness, except for a certain Permitted Indebtedness or when the Indebtedness ratio is greater than 3.75 or less than 0 and the Financial Expenses Coverage ratio is less than 2.

As of June 30, 2022, the values of the ratios indicated above do not meet the established parameters.

Edenor S.A – Earnings Release 2Q22	10

This situation does not trigger any Payment Default Event and the Company may incur certain Permitted Indebtedness as established in the terms and conditions of the Notes (including the refinancing of its outstanding Notes).”

Sustainability

At Edenor, we are committed to the Sustainable Development Goals. We especially make concrete and measurable contributions to 3 of these goals: Affordable and Clean Energy, Quality Education and Gender Equality.

Edenor presented at BYMA the first indicators report corresponding to its first Social Bond (N1 Class), available on our website and on BYMA website.

Edenor S.A – Earnings Release 2Q22	11

About edenor

Empresa Distribuidora y Comercializadora Norte S.A. (edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh). Through a concession, edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, which has a population of approximately 11 million people and an area of 4,637 sq. km. In the second quarter, edenor sold 5,919 GWh of energy and purchased 7,190 GWh (including wheeling system demands), with revenue from sales in the amount of AR$ 72,426 billion adjusted by inflation as of June 2022. In turn, the company had negative net results in the amount of AR$ 9,859 billion.

Disclaimer

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.

Avenida del Libertador 6363, Piso 4º

(C1428ARG) Buenos Aires, Argentina

Tel: 5411.4346.5511

investor@edenor.com

www.edenor.com

Edenor S.A – Earnings Release 2Q22	12

Condensed Interim Statements of Financial Position

As of June 30, 2022 and 2021

Values expressed on a constant currency basis

In million of Argentine Pesos in constant purchising power	06.30.2022	12.31.2021		06.30.2022	12.31.2021
	ARS	ARS		ARS	ARS

ASSETS			EQUITY

Non-current assets			Share capital	875	875
Property, plant and equipment	268,508	266,344	Adjustment to share capital	75,823	75,816
Interest in joint ventures	19	19	Additional paid-in capital	1,050	1,044
Deferred tax asset	857	580	Treasury stock	31	31
Other receivables	3	10	Adjustment to treasury stock	1,623	1,630
Financial assets at amortized cost	-	-	Adquisition cost of own shares	(6,280)	(6,280)
Total non-current assets	269,387	266,953	Legal reserve	5,308	5,308
			Opcional reserve	51,406	51,406
Current assets			Other comprehensive loss	(272)	(272)
Inventories	3,966	4,690	Accumulated losses	(38,956)	(29,097)
Other receivables	3,827	2,907	TOTAL EQUITY	90,608	100,461
Trade receivables	23,880	23,943
Financial assets at amortized cost	88	331	LIABILITIES
Cash and cash equivalents	3,847	4,324	Non-current liabilities
Total current assets	56,142	57,258
			Trade payables	557	901
			Other payables	12,704	12,887
TOTAL ASSETS	325,529	324,211	Borrowings	6,339	-
			Deferred revenue	1,664	2,300
			Salaries and social security payable	557	543
			Benefit plans	1,328	1,359
			Deferred tax liability	71,757	67,397
			Provisions	5,186	5,427
			Total non-current liabilities	100,092	90,814

			Current liabilities
			Trade payables	119,347	103,848
			Other payables	5,833	5,421
			Borrowings	3,429	13,989
			Derivative financial instruments	-	-
			Deferred revenue	44	60
			Salaries and social security payable	4,556	6,156
			Benefit plans	131	178
			Tax payable	-	1,709
			Tax liabilities	796	843
			Provisions	692	732
			Total current liabilities	134,828	132,936
			TOTAL LIABILITIES	234,920	223,750

			TOTAL LIABILITIES AND EQUITY	325,528	324,211

Edenor S.A – Earnings Release 2Q22	13

Condensed Interim Statements of Comprehensive Income
for the six-month period ended on June 30, 2022 and 2021

Values expressed on a constant currency basis

In millon of Argentine Pesos in constant purchising power	06.30.2022	06.30.2022
	ARS	ARS

Continuing operations
Revenue	72,426	77,443
Electric power purchases	(48,214)	(48,549)
Subtotal	24,212	28,894
Transmission and distribution expenses	(19,224)	(18,873)
Gross loss	4,988	10,021
Selling expenses	(8,028)	(8,278)
Administrative expenses	(6,950)	(5,066)
Other operating income	2,219	3,372
Other operating expense	(2,910)	(2,751)
Operating Profit (Loss)	(10,681)	(2,702)
Financial income	33	36
Financial expenses	(22,524)	(16,726)
Other financial expense	(3,146)	1,080
Net financial expense	(25,637)	(15,610)
RECPAM	30,819	18,846
Profit (Loss) before taxes	(5,499)	534

Income tax	(4,360)	(19,647)
Profit (Loss) for the period	(9,859)	(19,113)

Basic and diluted earnings Profit (Loss) per share:
Basic and diluted earnings profit (loss) per share	(3.22)	(1.16)

Edenor S.A – Earnings Release 2Q22	14

Condensed Interim Statements of Comprehensive Income
for the six-month period ended on June 30, 2022 and 2021

Values expressed at historical values

In millon of Argentine Pesos in constant purchising power	06.30.2022	06.30.2021
	ARS	ARS

Continuing operations
Revenue	63,732	43,213
Electric power purchases	(42,946)	(27,146)
Subtotal	20,786	16,067
Transmission and distribution expenses	(13,122)	(8,251)
Gross loss	7,664	7,816
Selling expenses	(6,502)	(4,183)
Administrative expenses	(5,672)	(2,442)
Other operating expense, net	(1,162)	(313)
Operating Profit (Loss)	(5,672)	878
Financial income	32	19
Financial expenses	(21,242)	(9,481)
Other financial expense	(1,462)	719
Net financial expense	(22,672)	(8,742)

RECPAM	-	-
Profit (Loss) before taxes	(27,767)	(7,055)

Income tax	1,179	55
Profit (Loss) for the period	(26,588)	(7,000)

Basic and diluted earnings Profit (Loss) per share:
Basic and diluted earnings Profit (Loss) per share	(30.39)	(8.00)

Edenor S.A – Earnings Release 2Q22	15

Condensed Interim Statements of Cash Flows

For the six-month period ended on June 30, 2022 and 2021

Values expressed on a constant currency basis

In millon of Argentine Pesos in constant purchising power	06.30.2022	06.30.2021
	ARS	ARS

Cash flows from operating activities
Loss (Profit) for the period	(9,859)	(19,113)
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:	8,449	25,882

Changes in operating assets and liabilities:
Increase in trade receivables	(5,984)	(5,141)
Increase in trade payables	24,900	17,085
Income tax payment	(2,090)	-
Cammesa Commercial Financing	-	-
Others	(591)	(763)

Net cash flows provided by operating activities	14,825	17,950

Net cash flows used in investing activities	(12,104)	(11,984)

Net cash flows used in financing activities	(3,761)	(1,152)

Net (decrease) increase in cash and cash equivalents	(1,040)	4,814

Cash and cash equivalents at beginning of year	4,324	8,973
Exchange differences in cash and cash equivalents	554	268
Result for exposure to inflation in cash and cash equivalents	9	2
Net decrease in cash and cash equivalents	(1,040)	4,813
Cash and cash equivalents at the end of period	3,847	14,056

Supplemental cash flows information
Non-cash operating, investing and financing activities
Labilities regularization agreement		-
Acquisitions of property, plant and equipment through increased trade payables	(907)	(996)
Acquisitions of assets for rights of use through an increase in other debts	(628)	(508)

Investor Relations Contacts: Germán Ranftl Chief Financial Officer Silvana Coria Investor Relations Manager
investor@edenor.com | Tel: +54 (11) 4346-5511

Edenor S.A – Earnings Release 2Q22	16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 5, 2022